15048180

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FEB 27 2015

Washington DC 409

SECUR[...]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREASURE FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. CENTRAL EXPWY. #101

(No. and Street)

RICHARDSON (City) TX (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.

(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ty 3/10/15

ty 3/10/15

OATH OR AFFIRMATION

I, DAVID WU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREASURE FINANCIAL CORP., as of DEC. 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF TEXAS
MARIA G HERRERA
My Commission Expires
August 25, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREASURE FINANCIAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL

SCHEDULES REQUIRED BY THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2014

(WITH INDEPENDENT AUDITOR'S REPORT THEREON)

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

DECCEMBER 31, 2014

TREASURE FINANCIAL CORPORATION

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Treasure Financial Corporation
777 S. Central Expressway
Richardson , TX 75080

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Treasure Financial Corporation as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Treasure Financial Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Treasure Financial Corporation as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Treasure Financial Corporation financial statements. The Net Capital Computation is the responsibility of Treasure Financial Corporation's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Treasure Financial Corporation
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash - Clearing Depoist Interest Receivable	$	13,057.08
Cash - Clearing Deposits		45,000.00
Cash In Bank		6,397.83
Investments		19,637.01
Accounts Receivable		96.43
Note Receivable - Officer		65,000.00
Total Current Assets		149,188.35
PROPERTY AND EQUIPMENT		
Equipment		105,495.48
Less: Accumulated Depreciation		(104,725.12)
Net Property and Equipment		770.36
OTHER ASSETS		
Security Deposit		1,487.00
Total Other Assets		1,487.00
TOTAL ASSETS	$	151,445.71

Treasure Financial Corporation
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Payroll	$ 661.14
Accrued Liabilities	1,500.00
Total Current Liabilities	2,161.14
LONG-TERM LIABILITIES	
Total Liabilities	2,161.14
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $1 per share, 1,000,000 shares authorized, 47,425 shares issued and outstanding	47,425.00
Paid in Excess	183,339.00
Retained Earnings	(81,479.43)
Total Stockholders' Equity	149,284.57
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 151,445.71

Treasure Financial Corporation
STATEMENT OF INCOME

		12 Months Ended December 31, 2014
Revenues		
Commissions Earned	$	314,943.46
Interest Income		1,955.40
Dividend Income		11.97
Realized Gain(loss) on Investmen		1,554.62
Gain(loss) on disposal of assets		224.35
Unrealized Gain (loss) on Invest		(11,496.69)
Total Revenues		307,193.11
Operating Expenses		
Employee compensation and ben		117,196.82
Floor brokerage, exchange, and c		122,870.23
Communications and data proces		9,439.16
Occpancy		11,715.00
Other expenses		58,385.84
Total Operating Expenses		319,607.05
Operating Income (Loss)		(12,413.94)
Net Income (Loss)	$	(12,413.94)

The footnotes are an integral part of the financial statements.

Treasure Financial Corporation
STATEMENT OF RETAINED EARNINGS

		12 Months Ended December 31, 2014
Beginning of Period	$	(69,065.51)
Plus Net Income	$	(12,413.94)
Plus Prior Period Adjustment	$	0.02
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	(81,479.43)

The footnotes are an integral part of the financial statements.

Treasure Financial Corporation
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(12,413.94)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		0.02
Depreciation and Amortization		561.00
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Accounts Receivable		1,858.57
Note Receivable		
Investments		2,033.79
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		199.85
Total Adjustments		4,653.23
Net Cash Provided By (Used in) Operating Activities		(7,760.71)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,760.71)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		72,215.62
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	64,454.91

The footnotes are an integral part of the financial statements.

TREASURE FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Preferred Stock			Common Stock			Paid-in Capital			Retained Earnings		Total Stockholder's Equity
	Shares	Amount		Shares		Amount	Shares		Amount		Amount		Amount
Balance at January 1, 2014	0	0	47,425	$	47,425	47,425	$	183,339	$	(69,065)	$	161,699
Net Income	-	-	-		-	-		-		(12,414)		(12,414)
Capital Transactions	-	-	-		-	-		-		-		-
Prior Period Adjustments	-	-	-		-	-		-		-		-
Balance at December 31, 2014	-	$ -	47,425	$	47,425	47,425	$	183,339	$	(81,479)	$	149,285

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Treasure Financial Corporation (the Company) was incorporated in the State of Texas effective February 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Richardson, TX is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Depreciation

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company loaned its sole stockholder $65,000.00 on a non-interest bearing, unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014 management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	72,362
Furniture and equipment	3 – 7 years		24,255
Leasehold improvements	7 years		8,878
			105,495
Less – accumulated depreciation			(104,164)
Total		$	1,332

Depreciation expense was $561 for the year December 31, 2014 and is included in the operating expenses in the accompanying statement of income.

NOTE G – RENT

The amount was paid on lease agreement; the total expensed for the year was $11,715.00.

NOTE H – ADVERTISING

The advertising expense for the year was $1,755.00; the entire amount was expensed as incurred.

TREASURE FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 27, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Treasure Financial Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 149,285.00
Nonallowable assets:		
Other Assets	1,487.00	
Property and Equipment	770.00	
Accounts Receivable – other	65,000.00	(67,257.00)
Other Assets:		
Undue Concentration	0.00	
Haircuts on Securities	2,946.00	(2,946.00)
Net allowable capital		$ 79,082.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 144.14
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 74,082.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,161.00
Percentage of aggregate indebtedness to net capital	2.73%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 79,081.00
Adjustments:	
Change in Equity (Adjustments)	1.00
Change in Non Allowable Assets	0.00
NCC per Audit	$ 79,082.00
Difference	$ 0.00

Treasure Financial Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Treasure Financial Corporation
777 S. Central Expressway
Suite 101
Richardson, TX 75080

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Treasure Financial Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Treasure Financial Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Treasure Financial Corporation stated that Treasure Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Treasure Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Treasure Financial Corporation compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

Treasure Financial Corp.
Member FINRA, SIPC, MSRB
777 S. Central Expwy., #101, Richardson, TX 75080
Tel: (972) 644-9200 Fax: (972) 644-9205

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Mr. Richardson Jr.,

Please be advised that Treasure Financial Corporation has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Treasure Financial Corporation, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Treasure Financial Corporation's past business has been of similar nature and has complied to this exemption since its inception dated Feb.23 1995.

Mr. David Wu the president of Treasure Financial Corporation has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review of December 31, 2014.

Mr. David Wu has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Treasure Financial Corporation's compliance with this exemption.

If you would like additional information or have any questions, please feel free to call me directly at (972)644-9200.

Very truly yours,

Treasure Financial Corporation.

David Wu
President